                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

                              TB WOOD'S CORPORATION
                   (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353

                                 SCOTT K. BAKER
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                +1 (215) 994-2992

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the Offeror)


                           CALCULATION OF FILING FEE

   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
----------------------------                       -----------------------------

       $11,250,000.00                                         $1,324.00

  * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the maximum tender offer price of $7.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by TB Wood's Corporation

|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:      $662.10              Filing Party: TB Wood's Corporation
       Form or Registration No.:    Schedule TO-I        Date Filed:   August 9, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

|_|  Third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer.                                          |_|
________________________________________________________________________________

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 9, 2005 and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2005 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 21, 2005 (collectively, the "Schedule TO"), by TB Wood's Corporation, a Delaware corporation ("TB Wood's" or the "Company") relating to the offer by TB Wood's to purchase up to 750,000 shares of its common stock, par value $0.01 per share (the "common stock"), at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").

         The Company has extended the expiration date of the Offer to Purchase from midnight, New York City time, on Monday, October 10, 2005, to the new expiration date of midnight, New York City time, on Wednesday, October 12, 2005. As a result of the extension, participants in the in the TB Wood's Corporation 401(k) Plan have until 6:00 p.m., New York City time on Friday, October 7, 2005 to tender their shares held in the plan.

         In addition, the Company has increased the maximum number of shares it is offering to purchase from 750,000 shares to 1,500,000 shares. A copy of the press release has been filed as Exhibit (a)(1)(M) to this Amendment No. 3 to Schedule TO.

ITEMS 1 THROUGH 11.

         Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended as follows:

1. In the fourth paragraph of the cover page of the Offer to Purchase, the first sentence is amended and restated as follows:

         "THE OFFER IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING (I) SHAREHOLDERS TENDERING AND NOT WITHDRAWING BEFORE THE EXPIRATION TIME IN THE AGGREGATE A MINIMUM OF 500,000 SHARES (THE "MINIMUM SHARE CONDITION") AND (II) THE RECEIPT BY TB WOOD'S OF SUBORDINATED DEBT FINANCING ON TERMS AND CONDITIONS SATISFACTORY TO TB WOOD'S, IN ITS REASONABLE JUDGMENT, IN AN AMOUNT (EXPECTED TO BE $15 MILLION) SUFFICIENT TO PURCHASE SHARES OF COMMON STOCK PURSUANT TO THE OFFER, TO FUND THE REPAYMENT OF CERTAIN OF OUR SENIOR BANK DEBT AND TO PAY RELATED FEES AND EXPENSES. SEE SECTION 7 OF THIS OFFER TO PURCHASE, "CONDITIONS TO THE OFFER."

2. In the sixth paragraph of the cover page of the Offer to Purchase, the last sentence is amended and restated as follows:

         "THOMAS C. FOLEY, ONE OF OUR DIRECTORS AND OUR LARGEST SHAREHOLDER, HAS INFORMED US THAT HE DOES NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER; HOWEVER, HE MAY SELL UP TO 50,000 SHARES INTO THE MARKETPLACE DURING OR PRIOR TO THE COMPLETION OF THE OFFER."

3. In the Summary Term Sheet, in response to the question, "How many shares will TB Wood's purchase?", the first sentence is amended and restated as follows:

         "We will purchase 1,500,000 shares in the Offer (representing approximately 28.89% of our outstanding shares), or if a lesser number of shares are properly tendered and subject to the Minimum Share Condition described below, all shares that are properly tendered and not withdrawn."

4. In the Summary Term Sheet, the response to the question, "How will TB Wood's pay for the shares?" is amended and restated as follows:

         "Assuming that the maximum of 1,500,000 shares are tendered in the Offer at a price between $5.00 to $7.50 per share, the aggregate purchase price will be between approximately $7.5 million and $11.3 million. We also plan to repay a portion of our senior bank debt and expect that funding required for the partial repayment and amendment of the Company's senior bank debt will be approximately $2.75 million and that the fees and expenses owed to the senior bank in connection with a two year extension of our senior bank debt in addition to the fees and expenses of this Offer and the borrowing under our proposed new subordinated debt facility (described below) will be approximately $1 million. We anticipate that we will pay for the shares of common stock tendered in the Offer, the partial repayment and amendment of the Company's senior bank debt and all expenses applicable to the Offer and related debt financing, primarily from up to $15 million of senior subordinated notes by TB Wood's to be purchased by AEA Mezzanine Fund LP and AEA Mezzanine (Unleveraged) Fund LP (together "AEAMF") pursuant to a securities purchase agreement. The Offer is subject to our having obtained subordinated debt financing on terms and conditions satisfactory to us, in our reasonable judgment, in an amount (expected to be $15 million) sufficient to purchase shares pursuant to the Offer, to fund the repayment of certain of our senior bank debt and to pay related fees and expenses. See Section 9."

5. In the Summary Term Sheet, in response to the question, "What are the significant conditions to the Offer?", the second bullet point is amended and restated as follows:

         "o We shall have obtained subordinated debt financing on terms and conditions satisfactory to us, in our reasonable judgment, in an amount (expected to be $15 million) sufficient to purchase shares of common stock pursuant to the Offer, to fund the repayment of certain of our senior bank debt and to pay fees and expenses related to this Offer and related borrowing transactions."

6. In the Summary Term Sheet, the response to the question, "Do the directors or executive officers of TB Wood's intend to tender their share in the Offer?" is amended and restated as follows:

         "Our directors and executive officers have advised us that they do not intend to tender any of their own shares of common stock in the Offer. Thomas C. Foley, one of our directors and our largest shareholder, has informed us that he does not intend to tender shares pursuant to the Offer; however, he may sell up to 50,000 shares into the marketplace during or prior to the completion of the Offer. See Section 11.

         Because Mr. Foley will not participate in the Offer with respect to his own shares but has advised us that he may sell 50,000 shares into the marketplace, his beneficial ownership will increase from approximately 36.30% to approximately 49% of the total number of outstanding shares, assuming that the maximum 1,500,000 shares are purchased in the Offer and all 50,000 shares are sold."

7. The second paragraph of the section entitled "Forward Looking Statement" of the Offer to Purchase is amended by deleting the last sentence thereof.

8. The seventh paragraph under the section entitled "Introduction" of the Offer to Purchase is amended and restated as follows:

         "OUR OBLIGATION TO ACCEPT, AND PAY FOR, SHARES OF COMMON STOCK VALIDLY TENDERED PURSUANT TO THE OFFER IS CONDITIONED UPON SATISFACTION OR WAIVER OF THE OTHER CONDITIONS, INCLUDING (I) SHAREHOLDERS TENDERING AND NOT WITHDRAWING BEFORE THE EXPIRATION TIME IN THE AGGREGATE A MINIMUM OF 500,000 SHARES (THE "MINIMUM SHARE CONDITION") AND (II) THE RECEIPT BY TB WOOD'S OF SUBORDINATED DEBT FINANCING ON TERMS AND CONDITIONS SATISFACTORY TO TB WOOD'S, IN ITS REASONABLE JUDGMENT, IN AN AMOUNT (EXPECTED TO BE $15 MILLION) SUFFICIENT TO PURCHASE SHARES OF COMMON STOCK PURSUANT TO THE OFFER, TO FUND THE REPAYMENT OF CERTAIN OF OUR SENIOR BANK DEBT AND TO PAY RELATED FEES AND EXPENSES. SEE SECTION 7 OF THIS OFFER TO PURCHASE, "CONDITIONS TO THE OFFER"."

9. In the eighth paragraph under the section entitled "Introduction" of the Offer to Purchase, the last sentence is amended and restated as follows:

         "THOMAS C. FOLEY, ONE OF OUR DIRECTORS AND OUR LARGEST SHAREHOLDER, HAS INFORMED US THAT HE DOES NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER; HOWEVER, HE MAY SELL UP TO 50,000 SHARES INTO THE MARKETPLACE DURING OR PRIOR TO THE COMPLETION OF THE OFFER."

10. In the eleventh paragraph under the section entitled "Introduction" of the Offer to Purchase, the second sentence is amended and restated as follows:

         "The 1,500,000 shares of common stock that we are offering to purchase hereunder represent approximately 28.89% of the outstanding shares of common stock."

11.      The fourth paragraph under the subsection entitled "General" under
         Section 1, "Number of Shares; Proration," is amended and restated as follows:

         "THE OFFER IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING (I) SHAREHOLDERS TENDERING AND NOT WITHDRAWING BEFORE THE EXPIRATION TIME IN THE AGGREGATE A MINIMUM OF 500,000 SHARES (THE "MINIMUM SHARE CONDITION") AND (II) THE RECEIPT BY TB WOOD'S OF SUBORDINATED DEBT FINANCING ON TERMS AND CONDITIONS SATISFACTORY TO TB WOOD'S, IN ITS REASONABLE JUDGMENT, IN AN AMOUNT (EXPECTED TO BE $15 MILLION) SUFFICIENT TO PURCHASE SHARES OF COMMON STOCK PURSUANT TO THE OFFER, TO FUND THE REPAYMENT OF CERTAIN OF OUR SENIOR BANK DEBT AND TO PAY RELATED FEES AND EXPENSES. SEE SECTION 7."

12. In the fourth paragraph of the subsection entitled "Purpose of the Tender Offer" under Section 2, "Purpose of the Tender Offer," the last sentence is amended and restated as follows:

         "THOMAS C. FOLEY, ONE OF OUR DIRECTORS AND OUR LARGEST SHAREHOLDER, HAS INFORMED US THAT HE DOES NOT INTEND TO TENDER SHARES PURSUANT TO THE OFFER; HOWEVER, HE MAY SELL UP TO 50,000 SHARES INTO THE MARKETPLACE DURING OR PRIOR TO THE COMPLETION OF THE OFFER."

13. The fourth paragraph of the subsection entitled "Certain Effects of the Offer" under Section 2, "Purpose of the Tender Offer," is amended and restated as follows:

         "Because our directors and officers are not expected to tender any of their own shares of common stock, the Offer will increase their proportional holdings. In particular, Thomas C. Foley, one of our directors and our largest shareholder, has advised us that he does not intend to participate in the Offer with respect to his own shares of common stock; however, he may sell up to 50,000 shares into the marketplace during or prior to the completion of the Offer. Assuming all 50,000 of his shares are sold, the beneficial ownership of Mr. Foley, who beneficially owns approximately 36.30% of the total number of outstanding shares of common stock, will increase to approximately 49% of the total number of outstanding shares of common stock, assuming that the maximum 1,500,000 shares of common stock are purchased in the Offer. See Section 11."

14. In the sixth paragraph of the subsection entitled "Certain Effects of the Offer" under Section 2, "Purpose of the Tender Offer," the first and second sentences are amended and restated as follows:

         "In connection with the consummation of the Offer, we except to incur $15 million of additional debt as described in Section 9. At July 1, 2005, on a pro forma basis after giving effect to the Offer assuming the purchase by us of 1,500,000 shares of common stock at the maximum tender price of $7.50 per share, we would have had approximately $35.3 million of short-term and long-term indebtedness outstanding and shareholders' equity of approximately $19.5 million."

15. In the first paragraph under Section 7, "Conditions of the Tender Offer," the second bullet point is amended and restated as follows:

         "o we are or will be unable prior to the Expiration Time to obtain subordinated debt financing on terms and conditions satisfactory to us in our reasonable judgment, in an amount (expected to be $15 million) sufficient to purchase the shares of common stock pursuant to the Offer, to fund the repayment of $2.75 million of our senior bank debt and to pay related fees and expenses in connection with this Offer, the incurrence of the proposed subordinated debt financing and the repayment of a portion of our senior bank debt;"

16. The first paragraph under Section 9, "Source and Amount of Funds," is amended and restated as follows:

         "Assuming that 1.500,000 shares of common stock are tendered in the Offer at a price between $5.00 and $7.50 per share, the aggregate purchase price will be between approximately $7.5 million and $11.3 million. We also plan to repay a portion of our senior bank debt and expect that funding required for the partial repayment and amendment of the Company's senior bank debt will be approximately $2.75 million and that the fees and expenses owed to the senior bank in connection with a two year extension of our senior bank debt in addition to the fees and expenses of this Offer and borrowing under our proposed new subordinated debt facility will be approximately $800,000."

17. In the second paragraph under Section 9, "Source and Amount of Funds," the first and second sentences are amended and restated as follows:

         "We anticipate that we will pay for the shares of common stock tendered in the Offer, repayment of $2.75 million of our senior bank debt and all expenses applicable to the Offer and related subordinated debt financing, primarily from the anticipated issuance of $15 million of senior subordinated notes by TB Wood's to be purchased by AEAMF pursuant to a securities purchase agreement. In connection with this subordinated debt financing, we expect that AEAMF will be granted a warrant to purchase shares of our common stock equal to up to 4% of our shares (on a fully diluted basis) at a price based upon the average trading price for the twenty trading days period to this Offer."

18. In the third paragraph under Section 9, "Source and Amount of Funds," the first sentence is amended and restated as follows:

         "As set forth in Section 7, the Offer is subject to our receipt of subordinated debt financing on terms and conditions satisfactory to us, in our reasonable judgment, in an amount (expected to be $15 million) sufficient to purchase the shares of common stock pursuant to the Offer, to fund the repayment of certain of our senior bank debt and to pay related fees and expenses."

19. In the second paragraph of the subsection entitled, "Where You Can Find More Information" under Section 10, "Certain Information Concerning TB Wood's," the first and second sentences are amended and restated as follows:

         "These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549."

20. The first paragraph of the subsection entitled "Summary Historical and Pro Forma Financial Information" under Section 10, "Certain Information Concerning TB Wood's," is amended and restated as follows:

         "Summary Historical and Pro Forma Financial Information. The following tables show (a) summary historical financial information about TB Wood's for the fiscal years ended January 2, 2004 and December 31, 2004 and the six-month period ended July 1, 2005 and (b) summary pro forma financial information for the fiscal year ended December 31, 2004 and for the six-month period ended July 1, 2005 assuming (i) the purchase by us of 1,500,000 shares of common stock in the Offer at the maximum tender offer price of $7.50 per share for an aggregate purchase price of $11.25 million, (ii) a $2.75 million repayment of our senior bank term debt, (iii) the incurrence of $800,000 for the fees and expenses owed to the senior bank (A) in connection with a two year extension of our senior bank debt (B) in connection with the subordinated debt facility and (C) in connection with this Offer, and (iv) the borrowing and issuance of warrants under our proposed new subordinated debt facility bearing an interest rate of 12% per annum in an estimated amount of $15 million."

21. The third paragraph of the subsection entitled "Summary Historical and Pro Forma Financial Information" under Section 10, "Certain Information Concerning TB Wood's," is amended and restated as follows:

         "As previously disclosed, the Company has been in discussions with the SEC in connection with a comment letter the Company received during the second quarter of 2005 with respect to its Annual Report on Form 10-K for the year ended December 31, 2004 regarding its accounting treatment in the fourth quarter of 2004 of its post-employment healthcare benefits plan. As previously disclosed in a press release dated September 28, 2005, the Company announced that it has completed its review of its accounting for post-employment healthcare benefit obligations and, after conclusion of its discussions with the Staff of the SEC, has determined that its original accounting treatment of this issue was correct. Accordingly, in light of these conclusions, the Company's previously issued financial statements and other financial information contained in our Form 10-K for the fiscal year ended December 31, 2004 and our Form 10-Q for the first quarter of fiscal year 2005 may be relied upon."

22. In the fourth paragraph of the subsection entitled "Summary Historical and Pro Forma Financial Information" under Section 10, "Certain Information Concerning TB Wood's," the second sentence is amended and restated as follows:

         "The impact on interest expense reflected in the pro forma financial information is based on the terms of the existing senior bank debt and the anticipated amount borrowed under the proposed terms of the $15 million of subordinated notes, which are subject to change."

23. The Pro forma financial information chart set forth in the subsection entitled "Summary Historical and Pro Forma Financial Information" under
         Section 10, "Certain Information Concerning TB Wood's," is amended and restated as follows:

                                                                                                                 YEAR ENDED
                                                                                                                 JANUARY 2,
                                 SIX-MONTH ENDED JULY 1, 2005               YEAR ENDED DECEMBER 31, 2004            2004
                          ------------------------------------------  ----------------------------------------  ------------

                              ACTUAL      ADJUSTMENTS    PRO FORMA      ACTUAL     ADJUSTMENTS     PRO FORMA         ACTUAL
                          --------------------------------------------------------------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net Sales                    $55,555            $0        $55,555      $101,516            $0       $101,516       $96,415
                             =======            ==        =======      ========            ==       ========       =======

Operating income               2,695             0          2,695         8,610             0          8,610           911
Interest expense(1)            1,140           882          2,022         1,618         1,797          3,414           953
                               -----         -----           ----        ------       -------         ------         -----
Income (loss) before
   income taxes                1,555          (882)           673         6,992        (1,797)         5,196           (42)
Income taxes                     686          (353)           333         2,037          (719)         1,318           319
                               -----         -----           ----        ------       -------         ------         -----
Net Income                      $869         ($529)          $340        $4,955       ($1,078)        $3,878         ($361)
                               =====         =====           ====        ======       =======         ======         =====

Per Share amounts-Basic and Diluted:
   Basic net income
     per common share          $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)
   Diluted net income
     per common share          $0.17         $0.35          $0.09         $0.96         $0.72          $1.06        $(0.07)

Weighted average
 shares of common
 stock outstanding:(2)
   Basic                       5,181        (1,500)         3,681         5,164        (1,500)         3,664         5,180
   Diluted                     5,183        (1,500)         3,683         5,166        (1,500)         3,666         5,180

Ratio of Earnings to
 Fixed Charges(3)               1.58                         0.79          4.82                         1.95          0.96

SELECTED BALANCE SHEET DATA:

                                                              AT JULY 1, 2005                            AT DECEMBER 31, 2004
                                        -------------------------------------------------------------  --------------------------
                                              ACTUAL             ADJUSTMENTS            PRO FORMA               ACTUAL
                                        -----------------------------------------------------------------------------------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Cash and Equivalents                      $  2,008          $       0               $       0              $    556
   Total current assets                        37,875                  0                       0                38,069
   Net intangible assets(4)                     6,826                833                   7,659                 6,842
   Total assets                                68,109                833                  68,942                69,370

   Short-term debt(5)                           9,012               (750)                  8,262                 7,605
   Total current liabilities                   22,498               (750)                 21,748                21,885
   Long-term debt(6)                           14,484             12,524                  27,008                16,708
   Total liabilities                           37,643             11,774                  49,417                39,635

   Total shareholders' equity(7)               30,466            (10,940)                 19,526                29,735
   Shares outstanding(2)                        5,183             (1,500)                  3,683                 5,173
   Net book value per share                     $5.88              $7.29                   $5.30                 $5.75

(1) Assumes (a) $15 million of proceeds from an unsecured subordinated debt agreement, $14.5 million of which will be allocated to indebtedness with coupon rate of 12% and $0.5 million of which will be allocated to detachable warrants, adjusted for discount accounted for by the interest method for portion of proceeds ascribed to detachable warrants, (b) reductions of existing revolver and term debt borrowings, as applicable under the terms of senior secured financing in place at the beginning of each period, and (c) amortization of $700 of legal and financing costs related to the senior and subordinated unsecured borrowings on a straight line basis over four (4) and seven (7) years terms, respectively.

(2) Assumes maximum number of shares tendered (1,500,000).

(3) For the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, earnings were inadequate to cover fixed charges. The deficiencies were $42,000 and $255,000 for the year ended January 2, 2004 and for the pro forma period for the six-months ended July 1, 2005, respectively.

(4) Assumes legal and professional fees related to $700 of legal and debt cost fees related to both amended senior secured and subordinated unsecured financing.

(5) Assumes reduction of revolver loan borrowings to the extent proceeds from subordinated unsecured debt not used to fund stock repurchase, repayment of term indebtedness, and payment of related financing costs.

(6) Assumes new borrowings of unsecured subordinated indebtedness are used in part to repay $2.0 million of existing term debt.

(7) Assumes purchase of 1,500,000 shares at the maximum tender price of $7.50 per share, including $0.2 million of related costs, offset by $0.5 million of proceeds ascribed to detachable warrants.

24. The first paragraph under Section 11, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is amended and restated as follows:

         "As of August 8, 2005, there were 5,192,448 shares of common stock issued and outstanding. The 1,500,000 shares of common stock we are offering to purchase under the Offer represent approximately 28.89% of the total number of outstanding shares of common stock."

25. In the second paragraph under Section 11, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," the first sentence is amended and restated as follows:

         "As of August 8, 2005, our directors and executive officers as a group beneficially owned an aggregate of 2,086,872 shares of common stock, representing approximately 40.19% of the total number of outstanding shares."

26. In the second paragraph under Section 11, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," the last sentence is amended and restated as follows:

         "In particular, Thomas C. Foley, one of our directors and our largest shareholder, who beneficially owns approximately 36.30% of the total number of outstanding shares, has advised us that he does not intend to participate in the Offer with respect to his own shares of common stock; however, he may sell up to 50,000 shares into the marketplace during or prior to the completion of the Offer."

27. In the third paragraph under Section 11, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," the last sentence is amended and restated as follows:

         "Assuming we purchase 1,500,000 shares of common stock and that no director or executive officer tenders any of their own shares of common stock in the Offer (as is intended by our directors and executive officers) but that Thomas C. Foley sells 50,000 shares into the marketplace, then after the purchase of shares of common stock under the Offer and the sale by Mr. Foley, the directors and executive officers as a group will beneficially own approximately 55.16% of the total number of outstanding shares."

28. In the first paragraph under Section 14, "United States Federal Income Tax Consequences," the first sentence is amended and restated as follows:

         "The following is a summary of U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the Offer."

29. In the last paragraph under Section 14, "United States Federal Income Tax Consequences," the first sentence is amended and restated as follows:

         "THE DISCUSSION SET FORTH ABOVE IS A GENERAL SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER."

ITEM 12. EXHIBITS.

      Items 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

         (a)(1)(M)*    Press Release dated September 28, 2005.


* Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 28, 2005                      TB WOOD'S CORPORATION


                                               By: /s/ JOSEPH C. HORVATH
                                               -------------------------------
                                               Name: Joseph C. Horvath
                                               Title: Chief Financial Officer

                                  EXHIBIT INDEX

    (a)(1)(A)*  Offer to Purchase dated August 9, 2005.
    (a)(1)(B)*  Letter of Transmittal.
    (a)(1)(C)*  Notice of Guaranteed Delivery.
    (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
    (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
    (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
    (a)(1)(G)*  Press Release, dated August 9, 2005.
     (a)(1)(H) Press Release, dated August 1, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on August 1, 2005.
    (a)(1)(I)* Letter to Shareholders from the Chief Executive Officer of the Company, dated August 9, 2005.
    (a)(1)(J)* Letter to Participants in the TB Wood's Corporation 401(k) Plan dated August 9, 2005.
    (a)(1)(K)+  Press Release dated September 7, 2005.
  (a)(1)(L) ++  Press Release dated September 21, 2005.
   (a)(1)(M)**  Press Release dated September 28, 2005.
        (a)(2)  Not Applicable.
        (a)(3)  Not Applicable.
        (a)(4)  Not Applicable.
        (a)(5)  Not Applicable.
        (b)(1) Loan and Security Agreement, dated January 7, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors), incorporated by reference from Exhibit 10.31 to TB Wood's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
       (b)(2)* First Amendment to Loan and Security Agreement, dated July 29, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors)
        (d)(1) TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 of the company originally filed September 1, 1995, Exhibit 10.39).
        (d)(2) TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K for fiscal year 1996, Exhibit 10.45).
        (d)(3) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.48).
        (d)(4) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.49).
        (d)(5) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.18).
        (d)(6) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.19).
        (d)(7) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.20).

        (d)(8) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.21).
        (d)(9) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.22).
       (d)(10) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.23).
       (d)(11) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit 10.58)
       (d)(12) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.59)
       (d)(13) TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)
       (d)(14) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.62)
       (d)(15) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.63)
       (d)(16) Employment agreement between Joseph C. Horvath and TB Wood's Incorporated dated November 14, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.66)
       (d)(17) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael
                H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.67)
       (d)(18) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael
                H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.68)
       (d)(19) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.26)
       (d)(20) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.27)
       (d)(21) Employment agreement between William T. Fejes, Jr., and TB Wood's Incorporated dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.28)
       (d)(22) Employment Agreement between Thomas C. Foley and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K dated August 25, 2004, Exhibit 10.1)
       (d)(23) Employment Agreement between James R. Swenson and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K, dated August 25, 2004, Exhibit 10.2)
       (d)(24) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.32)
       (d)(25) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.33)
           (g)  Not Applicable.
           (h)  Not Applicable.

* Filed with Schedule TO dated August 9, 2005.
**Filed herewith.
+ Filed with Amendment No.1 to Schedule TO dated September 7, 2005. ++Filed with Amendment No.2 to Schedule TO dated September 21, 2005.